September 25, 2025

Marcus Johnson
Chief Executive Officer
AI Technology Group Inc.
50 W Liberty St.
Suite 880
Reno, NV 89501

       Re: AI Technology Group Inc.
           Registration Statement on Form 10
           Filed on September 15, 2025
           File No. 000-50739
Dear Marcus Johnson:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Form 10 filed on September 15, 2025
General

1. Please note that this registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act of 1934, including the requirement to file Forms 10-K, 10-Q and 8-
       K even if comments remain open on this registration statement. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing this registration statement before it becomes effective automatically.
2. We note that you are registering a class of common stock on Form 10 pursuant to
       Section 12(g). Please confirm your understanding that this registration statement does not (i) register the sale or issuance of securities in connection with your pending acquisition of AVM or (ii) register the resale of AI Technology Group Inc. securities that AVM shareholders will receive as consideration for the merger. Additionally,
 September 25, 2025
Page 2

      please revise to clearly state, if applicable, the exemptions from registration that will be claimed with respect to sales of securities in connection with the merger and briefly state the facts relied upon to make the exemptions available.
3. We note you have not provided all of the information required by Form 10. Please revise your registration statement to comply with the requirements of Form 10, including, but not limited to, the below items.
          Please revise your registration statement throughout to clearly describe the business of AVM. Refer to Item 101(h) and Item 102 of Regulation S-K. Please revise to clearly describe the material terms of the merger agreement.
          Please revise your disclosure to describe your plan of operations for the next 12 months. In this regard, please disclose any significant steps that must be taken or any significant future milestones that must be achieved in order to accomplish your objectives, including your anticipated timeline and expenditures for these events.
          Please include Marcus Johnson in the beneficial ownership table of the officers and directors.
          Form 10 requires that various exhibits, including material agreements, must be filed as exhibits, including, but not limited to, all amendments to your articles of incorporation and by-laws.
Item 1. Description of Business
AVM     AI Technology Group definitive agreement: Key Points, page 3

4. We note your disclosure that you entered into a definitive agreement dated August 1,
      2025 that contemplates the Company's acquisition of AVM Biotechnology
Inc.
      Please address the following:
          Provide us with your analysis to determine whether this acquisition is considered probable, and therefore, historical financial statements for AVM Biotechnology
          Inc. and pro forma financial statements illustrating the effects of this transaction should be included in your filing. Refer to Rule 3-05, Rule 8-04, Rule 8-05, and
          Article 11 of Regulation S-X.
          Revise your key point disclosures to provide a detailed discussion of your accounting treatment for this transaction and cite the specific authoritative literature you utilized to support your accounting treatment.
          Revise your MD&A to discuss the expected effects of this acquisition on your future results of operations.
Item 6. Executive Compensation, page 12

5. We note your disclosure that "Current AVM directors/officers stay; Parent may add up to 2 directors." Please revise to describe the anticipated compensation of the company's officers and directors post-merger.
Report of Independent Registered Public Accounting Firm, page F-2

6. Please have your auditor revise its audit report to refer to your Company by the correct legal name. Also revise to correct the name of the Company on pages F-5
 September 25, 2025
Page 3

       through F-7, F-18, and F-28.
Notes to Financial Statements
Note 7- Subsequent Events, page F-11

7. We note here and on pages F-21 and F-31 that you evaluated subsequent events through September 10, 2025 which is the date the financial statements were available to be issued. We also note that the audit report is dated September 3, 2025. Please have your auditor explain to us how it considered the guidance in PCAOB Auditing
       Standard 3110 in determining the appropriate date of its report. Financial Statements, page F-12

8. We note you presented interim financial statements as of and for the period ended
       March 31, 2025 here and interim financial statements as of and for the period ended June 30, 2025 on page 22. Please remove the interim financial
       statements and related information as of and for the period ended March 31, 2025.
       Refer to Article 8-03 of Regulation S-X.
Balance Sheet, page F-23

9.     Please revise to clearly label the interim financial statements as
unaudited.    Include
       that label on each of the primary financial statements. In addition, correct the footnote at the bottom of pages F-23 through F-27 to state that the notes are an integral part of
       these    unaudited    financial statements.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stephany Yang at 202-551-3167 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Evan Ewing at 202-551-5920 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:   Ronald S. McIntyre